Exhibit A:

				    				September 23, 2004


George L. Mahoney, Esq.
General Counsel and Secretary
Media General, Inc.
333 East Grace Street, 4th Floor
Richmond, Virginia 23219


Dear Mr. Mahoney:

	As you know, our clients have been shareholders of Media General for longer than a decade and currently own in the aggregate approximately 6.2 million shares or over 26% of the shares outstanding.

	We continue to believe that any acquisition by Media General in excess of $25 million should require a unanimous vote of the Board.
The directors should focus on using the company's cash flow to buy their own undervalued securities and reduce debt. The acquisitions that were made in the past benefited other shareholders and not Media General shareholders.

	Although Media General has resisted each of our requests to include a shareholder proposal in its proxy statement, we will continue to pursue this avenue for bringing our point of view to all shareholders. Accordingly, we are providing you with notice that one or more of our affiliates or their clients intend to submit a shareholder proposal for inclusion in Media General's proxy statement for its next annual meeting proposing that any acquisition by Media General in excess of $25 million should require a unanimous vote of its board of directors.


							Very truly yours,




							James E. McKee
							Vice President,
      							General Counsel
							And Secretary